Exhibit 99.1

NIP Group Inc. Announces Plan to Implement ADS Ratio Change

ABU DHABI, United Arab Emirates, June 15, 2026 -- NIP Group Inc. (“NIPG” or the “Company”) (NASDAQ: NIPG) today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio Change”) from one (1) ADS representing two (2) Class A ordinary shares to one (1) ADS representing sixty (60) Class A ordinary shares.

For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-thirty reverse ADS split. A post-effective amendment to the Registration Statement on Form F-6 will be filed with the U.S. Securities and Exchange Commission to reflect the ADS Ratio Change. The Company anticipates that the ADS Ratio Change will be effective on or about July 6, 2026, U.S. Eastern Time (the “Effective Date”), subject to the effectiveness of the post-effective amendment to the Registration Statement on Form F-6 on or before that date.

On the Effective Date, holders of ADSs in the Direct Registration System (“DRS”) and in The Depository Trust Company (“DTC”) will have their ADSs automatically exchanged and need not take any action. The exchange of every thirty (30) then-held (existing) ADSs for one (1) new ADS will occur automatically on the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank. Citibank, N.A., as the depositary bank for the Company’s ADS program, will arrange for the exchange. The Company’s ADSs will continue to be traded on the Nasdaq Stock Market under the ticker symbol “NIPG.”

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change will have no impact on the Company’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, the trading price of the Company’s ADSs is expected to increase proportionately upon the effectiveness of the ADS Ratio Change, although there can be no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than thirty times the ADS trading price before the ADS Ratio Change.

The depositary bank and the Company have also agreed to amend the deposit agreement, dated as of July 25, 2024, in order to reflect the ADS Ratio Change.

About NIP Group

NIP Group (NASDAQ: NIPG) operates at the nexus of Bitcoin mining, compute infrastructure and global digital entertainment. Rooted in a decade of gaming DNA and industry leadership, the Company brings a cultural and community-driven edge to digital asset operations. Headquartered in Abu Dhabi with teams worldwide, NIP Group pairs significant compute capacity with a global gaming and entertainment ecosystem including esports teams, live events and content networks, reaching hundreds of millions of fans.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIPG’s strategic and operational plans, contain forward-looking statements. NIPG may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIPG’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIPG’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIPG’s industry; and general economic and business conditions globally and in the countries or regions where NIPG has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIPG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIPG undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg